[redacted]

13014625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2013
02 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BGB SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6862 Elm Street, Suite 820
(No. and Street)

McLean, VA 22101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Q. Zhang (703) 528-7788
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sarah Q. Zhang, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of BGB Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

ROBERT B. LESHER
NOTARY PUBLIC
REGISTRATION # 7501055
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES SEPT. 30, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BGB SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

BGB SECURITIES, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
BGB Securities, Inc.
McLean, VA

Report on the Financial Statements
We have audited the accompanying statement of financial condition of BGB Securities, Inc. (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BGB Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 22, 2013

BGB SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	109,179
Receivable from Clearing Organization		28,842
Securities Owned – at Market Value		229,040
Other Receivables		-
Prepaid Expenses		29,307
Accrued Interest Receivable		-
Total Assets	$	396,368

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to Parent Company	$	198,368
Accounts Payable and Accrued Expenses		14,988
Total Liabilities		213,356

STOCKHOLDERS' EQUITY

Common Stock (no par value; 1,500 shares authorized; 100 shares issues and outstanding)		1,585,174
Retained Earnings		(1,402,162)
Total Stockholders' Equity		183,012
Total Liabilities and Stockholders' Equity	$	396,368

BGB SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

BGB Securities, Inc. (Company) was formed on August 5, 1999, as a corporation under the laws of Delaware. The Company is a wholly-owned subsidiary of Aegis Financial Corporation (Parent Company), who provides investment management services to the Aegis Value Fund, Aegis High Yield Fund and other investors. Certain officers and directors of these funds are also officers and directors of the Company.

As an introducing broker, the Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities brokerage and trading services to both individuals and institutional entities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accounting and reporting policies of BGB Securities, Inc. (the Company) are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Revenue Recognition - Securities transactions and related commissions are recorded on a trade date basis. Investment banking revenue is recorded as follows: financial advisory and consulting fees as services are performed and underwriting fees at the time the underwriting is completed and income is reasonably determinable. The portion of commission revenues which represent commission reserves are recorded as an expense and liability at the same time the revenues are recognized.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid investments a maturity of three months or less to be cash equivalents.

Investments - During 2012, the Company classified all investments held as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses are calculated on the first-in first-out method and are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Trading gains and losses on investments bought with the intention to be sold in the near term are shown net and included in non-operating income.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Organization - Receivable from clearing organization represents commissions on customer trades, and is recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. However, the Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore, no valuation allowance has been established at December 31, 2012.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Effective January 1, 2003, the Parent Company elected S corporation status and the Company elected "QSub" status. Earnings and losses after this date are included in the personal income tax returns of the stockholders of the Parent Company, and are taxed depending on their personal tax strategies. Accordingly, more likely than not, the Company will not incur additional income tax obligations from any tax on built-in gains realized during the ten year period ending December 31, 2012.

NOTE 3 - SECURITIES OWNED

Securities owned consist of investment securities at market value, as follows:

Equity Securities	$ 229,040

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

As an introducing broker, the Company clears all of its trades and other transaction with customers under a clearing agreement with another firm, Wedbush Securities, Inc. (Wedbush). Either party may terminate the agreement on 30 days written notice. At December 31, 2012, the receivable from Wedbush consisted of net commission receivable of $28,842.

NOTE 5 - RETIREMENT PLAN

The Company has a SEP IRA retirement plan whereby substantially all employees that meet the certain eligibility requirements may participate. Contributions to the plan are made at the discretion of the Company. The Company has elected not to make a contribution to the plan for 2012.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Rule 15c-3 (Net Capital Rule), which prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Net Capital Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, The Company's net capital was $93,035, which was $43,035 in excess of its required minimum net capital of $50,000 and the ratio of aggregate indebtedness to net capital was 2.29 to 1.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE 8 - RELATED PARTIES

The Company has an agreement with the Parent Company to provide administrative and management services, including office space, equipment, personnel, securities quotes and information services. In return, the Company pays the Parent Company a monthly fee. During 2012, the Company recorded management fees totaling $180,000 in connection with this agreement. During the year the Parent Company made cash capital contributions to the Company totaling $355,000 and agreed to convert $200,000 of advances owed to it by the Company into equity. At December 31, 2012, the Company had an amount due to the Parent Company of $198,368 for unpaid fees and advances.

The Parent Company has an agreement with its stockholder to purchase his stock in the event of death, total disability, involuntary withdrawal or voluntary withdrawal. A formula, depending on the date and/or timing of the event, determines the purchase price of the stock. There is no agreement for the Company to fund this obligation, if incurred by the Parent Company.

NOTE 9 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 229,040	$ -	$ -	$ 229,040

NOTE 10 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2012, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
BGB Securities, Inc.
McLean, VA

In planning and performing our audit of the financial statements of BGB Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bastdorf & Company, P.C.

Washington, DC
February 22, 2013

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

Board of Directors
BGB Securities, Inc.
Arlington, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by BGB Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating BGB Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BGB Securities, Inc.'s management is responsible for BGB Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013
Washington, DC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047398 FINRA DEC
BGB SECURITIES INC 2*2
6862 ELM ST STE 820
MCLEAN VA 22101-3868

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SCOTT L BARBEE, 571-250-0051

2. A. General Assessment (item 2e from page 2) $1623
   B. Less payment made with SIPC-6 filed (exclude interest) (1014)
      7/25/2012
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 609
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $609
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $609
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BGB Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 720,122
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62,849
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,161
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTEREST & DIVIDENDS (Deductions in excess of $100,000 require documentation)	5,784
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	70,794
2d. SIPC Net Operating Revenues	$ 649,328
2e. General Assessment @ .0025	$ 1,623 (to page 1, line 2.A.)